AlMax Financial Solutions, L.L.C.
Statement of Changes in Member's Equity
Year Ended December 31, 2015

Member's Equity, January 1, 2015	$	26,036
Net Income for the Year Ended December 31, 2015		(11,535)
Distributions		3,042
Member's Equity, December 31, 2015	$	11,459

See accompanying notes to the financial statements.